FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For April 2010
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes Name: Michiel Brandjes
Title: Company Secretary
Date: April 28, 2010

     Royal Dutch Shell plc

1ST QUARTER 2010 UNAUDITED RESULTS
•	Royal Dutch Shell’s first quarter 2010 earnings, on a current cost of supplies (CCS) basis, were $4.9 billion compared to $3.3 billion a year ago. Basic CCS earnings per share increased by 48% versus the same quarter a year ago.

•	First quarter 2010 CCS earnings, excluding identified items (see page 5), were $4.8 billion compared to $3.0 billion in the first quarter 2009, an increase of 60%.

•	Cash flow from operating activities for the first quarter 2010 was $4.8 billion. Excluding net working capital movements, cash flow from operating activities in the first quarter 2010 was $10.4 billion.

•	Net capital investment for the quarter was $6.2 billion. Total dividends paid to shareholders during the first quarter 2010 were $2.6 billion.

•	Gearing at the end of the first quarter 2010 was 17.1%.

•	A first quarter 2010 dividend has been announced of $0.42 per ordinary share.
SUMMARY OF UNAUDITED RESULTS

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009%[1]

Upstream	4,415	2,536	2,184
Downstream	743	(1,762)	1,003
Corporate and Minority interest	(261)	403	110
CCS earnings	4,897	1,177	3,297	+49
Estimated CCS adjustment for Downstream (see Note 2)	584	784	191
Income attributable to shareholders	5,481	1,961	3,488	+57

Basic CCS earnings per share ($)	0.80	0.19	0.54	+48
Estimated CCS adjustment per share ($)	0.09	0.13	0.03
Basic earnings per share ($)	0.89	0.32	0.57	+56

Cash flow from operating activities	4,782	5,660	7,559	-37

Cash flow from operating activities per share ($)	0.78	0.92	1.23	-37

Dividend per share ($)	0.42	0.42	0.42	—
[1] Q1 on Q1 change

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK

Royal Dutch Shell plc     2

Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our results have improved considerably compared with year-ago levels, and our profitability has increased from the low levels we saw in the fourth quarter 2009. This has been driven by higher energy prices, operational and production performance and Shell’s growth programmes.
We are making good progress in improving our near-term performance, delivering a new wave of production growth and maturing next generation project options. Our results reflected the successful ramp-up of our new upstream projects in Russia and Brazil, supporting a 6% increase in our production volumes and a 38% increase in sales volumes, in our industry-leading LNG business.
Downstream asset sales programmes are on track, with an exit from New Zealand completed, and further disposals in hand. We are making good progress with plans to reduce costs by $1 billion in 2010, and embedding the culture of continuous improvement, commerciality and cost control in our day-to-day activities.
We are in a delivery window for new growth. In the Gulf of Mexico, we recently had a successful start-up of the 100,000 barrels of oil equivalent per day (boe/d) Perdido spar, and we commenced production at the Shell Eastern Petrochemicals project in Singapore. These two start-ups are part of a sequence of 13 new projects that are planned to come on stream in 2010-11 and underpin our growth targets to 2012.
Looking to new longer-term opportunities, we have been busy in 2010, generating some interesting new positions. Shell’s explorers have made 3 new exploration discoveries in the US Gulf of Mexico, and we have entered into new tight and shale gas acreage in China. In Australia, we have agreed to purchase Arrow Energy Limited, with our partner PetroChina, where we see potential for a 7 to 8 million tonnes per year LNG project, sourced from coal bed methane. In Downstream, we have signed a non-binding Memorandum of Understanding to merge our Brazilian portfolio and selected next generation biofuels technologies with Cosan S.A., which would create a leading Brazilian downstream and biofuels company.
There are mixed signals for the near-term outlook. So far in 2010, oil prices have remained firm, and demand for petrochemicals has increased, but refining margins, oil products demand and spot gas prices all remain under pressure. Although there are signs of an improving economic outlook, we are not relying on it, we are continuing with our focus on cash flow growth, underpinned by new project start-ups and lower costs.”
Voser concluded: “I am pleased with the results in the first quarter 2010, which were largely driven by our own actions. The priorities are for a more competitive performance, for growth, and for sharper delivery of strategy. There is more to come from Shell.”

Royal Dutch Shell plc     3
FIRST QUARTER 2010 PORTFOLIO DEVELOPMENTS
Upstream
In Australia, Shell has entered into an agreement (Shell share 50%) with Arrow Energy Limited (Arrow) for the proposed acquisition, together with our partner PetroChina, of all of the shares in Arrow, representing a total consideration of some $3.2 billion. The offer is subject to regulatory and Arrow’s shareholder approval.
In China, Shell and PetroChina, announced plans to appraise, develop and produce tight gas under a 30-year production sharing contract in an area of approximately 4,000 square kilometres in the Jinqiu block of central Sichuan Province. In addition, shale gas assessment work commenced in January 2010 in the Fushun block that covers another area of also approximately 4,000 square kilometres.
In Nigeria, subject to approvals, Shell agreed to sell its 30% interest in three production leases (oil mining leases 4, 38 and 41) and related equipment in the Niger Delta to a consortium led by two Nigerian companies.
In the USA, at the end of the first quarter 2010, Shell produced its first oil and natural gas from the Perdido Development (Shell share 35.4%), in the deep water Gulf of Mexico. The project is expected to ramp up to expected annual peak production of more than 100 thousand barrels of oil equivalent per day (boe/d).
During the first quarter 2010, Shell participated in 3 exploration discoveries, and one appraisal, all in the US Gulf of Mexico. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Egypt, French Guiana, Pakistan, Tunisia and the USA, and was the apparent high bidder for new licences in the US Gulf of Mexico.
Downstream
In Brazil, Shell has signed a non-binding Memorandum of Understanding (MoU), with the intention to form a joint venture (Shell share 50%) for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Under the terms of the MoU, Shell will contribute its Downstream assets in Brazil (excluding lubricants) and a total payment of $1.6 billion.
In New Zealand, on April 1, 2010, Shell concluded the sale of its downstream business, including its 17.1% shareholding in the 104 thousand barrels per day refinery at Marsden Point, for a total amount of some $0.5 billion plus a working capital adjustment.
In Singapore, Shell announced the successful start-up of the ethylene cracker at its Shell Eastern Petrochemicals Complex project. The 100% Shell-owned ethylene cracker complex has a capacity of 800,000 tonnes of ethylene per annum, as well as 450,000 tonnes of propylene and 230,000 tonnes of benzene per annum.

Royal Dutch Shell plc     4
KEY FEATURES OF THE FIRST QUARTER 2010
•	First quarter 2010 CCS earnings were $4,897 million, 49% higher than in the same quarter a year ago.

•	First quarter 2010 CCS earnings, excluding identified items (see page 5), were $4,822 million compared to $3,010 million in the first quarter 2009.

•	First quarter 2010 reported earnings were $5,481 million compared to $3,488 million in the same quarter a year ago.

•	Basic CCS earnings per share increased by 48% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2010 was $4.8 billion, compared to $7.6 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the first quarter 2010 was $10.4 billion.

•	Total dividends paid to shareholders during the first quarter 2010 were $2.6 billion.

•	Capital investment for the first quarter 2010 was $6.6 billion. Net capital investment (capital investment, less divestment proceeds) for the first quarter 2010 was $6.2 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 9.2%.

•	Gearing was 17.1% at the end of the first quarter 2010 versus 6.6% at the end of the first quarter 2009.
Upstream
•	Oil and gas production for the first quarter 2010 was 3,594 thousand boe/d, 6% higher than in the first quarter 2009. Production for the first quarter 2010 excluding the impact of divestments, production sharing contracts (PSC) pricing effects and OPEC quota restrictions was 6% higher compared to the same period last year.

Underlying production in the first quarter 2010 increased by some 200 thousand boe/d from new field start-ups and the continuing ramp-up of fields, more than offsetting the impact of natural field declines.

•	LNG sales volumes of 4.23 million tonnes in the first quarter 2010 were 38% higher than in the same quarter a year ago.
Downstream
•	Oil Products sales volumes were 2% higher than in the first quarter 2009. Chemical product sales volumes in the first quarter 2010 increased by 11% compared to the first quarter 2009.

•	Oil Products refinery availability was 89% compared to 92% in the first quarter 2009. Chemicals manufacturing plant availability was 91%, slightly lower than in the first quarter 2009.

•	Supplementary financial and operational disclosure for the first quarter 2010 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the first quarter 2010 reflected the following items, which in aggregate amounted to a net gain of $75 million (compared to a net gain of $287 million in the first quarter 2009), as summarised in the table below:
•	Upstream earnings included a net gain of $110 million, reflecting a gain related to the estimated fair value accounting of commodity derivatives (see Note 7), a divestment gain and a gain related to the mark-to-market valuation of certain gas contracts, which were partly offset by tax charges. Earnings for the first quarter 2009 included a net gain of $330 million.

•	Downstream earnings included a net charge of $35 million, reflecting an asset impairment charge and asset restructuring provisions, which were partly offset by a divestment gain. Earnings for the first quarter 2009 included a net charge of $205 million.

•	Corporate earnings and Minority interest for the first quarter 2009 included a gain of $162 million.
SUMMARY OF IDENTIFIED ITEMS

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009
Segment earnings impact of identified items:
Upstream	110	(226)	330
Downstream	(35)	(1,335)	(205)
Corporate and Minority interest	—	(36)	162
CCS earnings impact	75	(1,597)	287
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 6 and onwards.

Royal Dutch Shell plc     6
EARNINGS BY BUSINESS SEGMENT
     UPSTREAM

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009%[1]

Upstream earnings	4,415	2,536	2,184	+102

Upstream cash flow from operations	7,726	5,983	5,778	+34

Net capital investment	5,482	5,947	5,836	-6

Crude oil production (thousand b/d)	1,733	1,703	1,716	+1
Natural gas production available for sale (million scf/d)	10,795	9,379	9,681	+12
Barrels of oil equivalent (thousand boe/d)	3,594	3,320	3,385	+6

LNG sales volumes (million tonnes)	4.23	3.96	3.06	+38

[1]	Q1 on Q1 change
First quarter Upstream earnings were $4,415 million compared to $2,184 million a year ago. Earnings included a net gain of $110 million related to identified items, compared to a net gain of $330 million in the first quarter 2009 (see page 5).
Upstream earnings compared to the first quarter 2009 reflected the effect of higher realised oil prices on revenues, increased oil and natural gas production volumes and significantly improved LNG sales volumes, which were partly offset by the impact of lower realised natural gas prices and higher royalty expenses compared to the first quarter 2009.
First quarter 2010 oil prices increased compared to the first quarter 2009, although the benefit from higher realised oil prices on the first quarter 2010 earnings was partly offset by the effect of lower realised natural gas prices, especially in Europe.
Global liquids realisations were 74% higher than in the first quarter 2009. Global gas realisations were 15% lower than in the same quarter a year ago. In the Americas, gas realisations increased by 22% whereas outside the Americas, gas realisations decreased by 21%, with European gas realisations down 29% compared to the same quarter last year, mainly due to contractual lagging oil-price indexation effects.
First quarter 2010 production was 3,594 thousand boe/d compared to 3,385 thousand boe/d a year ago. Crude oil production was up 1% and natural gas production increased by 12% compared to the first quarter 2009.
First quarter 2010 underlying production increased by some 200 thousand boe/d, driven by new field start-ups and ramp-ups of fields, which more than offset the impact of natural field declines, compared to the first quarter 2009. Production was boosted by the successful ramp-ups of the Sakhalin II project in Russia and Parque das Conchas (BC-10) in Brazil, which are both producing above planned rates, and contributed some 120 thousand boe/d.
LNG sales volumes of 4.23 million tonnes were 38% higher than in the same quarter a year ago, reflecting the successful ramp-up in sales volumes from Sakhalin II LNG and improved volumes from Nigeria LNG.

Royal Dutch Shell plc     7
DOWNSTREAM

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009%[1]

Downstream CCS earnings	743	(1,762)	1,003	-26
Estimated CCS adjustment (see Note 2)	584	810	196
Downstream earnings	1,327	(952)	1,199	+11
Downstream cash flow from operations	(2,841)	2,243	410	—
Net capital investment	687	1,208	940	-27
Refinery plant intake (thousand b/d)	2,998	2,986	3,153	-5
Oil Products sales volumes (thousand b/d)	6,163	6,296	6,029	+2
Chemicals sales volumes (thousand tonnes)	4,769	4,835	4,294	+11

[1]	Q1 on Q1 change
First quarter Downstream CCS earnings were $743 million compared to $1,003 million in the first quarter 2009. Earnings included a net charge of $35 million related to identified items, compared to a net charge of $205 million in the first quarter 2009 (see page 5).
Downstream CCS results compared to the first quarter 2009 reflected lower realised refining margins, lower refinery plant intake volumes and lower marketing contributions, which were partly offset by improved Chemicals sales volumes and earnings.
Oil Products marketing CCS earnings decreased compared to the same period a year ago due to reduced trading contributions and lower B2B earnings. These were partly offset by higher sales volumes, which increased by 2% compared to the first quarter 2009, and improved retail and lubricants contributions, mainly due to higher margins.
Industry refining margins declined significantly worldwide compared to the same period a year ago, impacting realised refining margins. Refinery plant intake volumes decreased by 5% compared to the same quarter last year, reflecting reduced demand for refined products and lower plant utilisation due to planned and unplanned maintenance work.
Refinery availability was 89% compared to 92% in the first quarter 2009.
Chemicals CCS earnings were $313 million compared to a loss of $74 million in the first quarter 2009 reflecting increased sales volumes, higher realised chemicals margins and improved income from equity-accounted investments.
Chemicals sales volumes increased by 11% compared to the same quarter last year. Chemicals manufacturing plant availability was 91% compared to 92% in the first quarter 2009.
Downstream cash flow from operating activities for the first quarter 2010 was a deficit of $2.8 billion. Excluding net working capital movements, Downstream cash flow from operating activities in the first quarter 2010 was $2.2 billion.

Royal Dutch Shell plc     8
CORPORATE AND MINORITY INTEREST

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009

Corporate[1]	(176)	427	133
Minority interest	(85)	(24)	(23)
Corporate and Minority interest	(261)	403	110

[1]	See Note 4
Corporate results and Minority interest reduced earnings by $261 million in the first quarter 2010, compared to a contribution of $110 million in the same period last year. Earnings for the first quarter 2009 included a gain of $162 million (see page 5).
Corporate earnings compared to the first quarter 2009 mainly reflected increased net interest expense and currency exchange charges.
FORTHCOMING EVENTS
Second quarter 2010 results and second quarter 2010 dividend are scheduled to be announced on July 29, 2010. Third quarter 2010 results and third quarter 2010 dividend are scheduled to be announced on October 28, 2010. The 2010 Annual General Meeting will be held on May 18, 2010.

Royal Dutch Shell plc     9
APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
     STATEMENT OF INCOME4

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009%[1]
Revenue	86,062	81,075	58,222
Share of profit of equity-accounted investments	1,646	1,767	928
Interest and other income[2]	317	577	291
Total revenue and other income	88,025	83,419	59,441
Purchases[3]	65,001	60,879	40,288
Production and manufacturing expenses	5,187	7,382	5,942
Selling, distribution and administrative expenses	4,093	5,532	3,649
Research and development	214	331	207
Exploration	377	669	348
Depreciation, depletion and amortisation	2,926	3,748	3,090
Interest expense	261	4	183
Income before taxation	9,966	4,874	5,734	+74
Taxation	4,400	2,863	2,218
Income for the period	5,566	2,011	3,516	+58
Income attributable to minority interest	85	50	28
Income attributable to Royal Dutch Shell plc shareholders	5,481	1,961	3,488	+57

Estimated CCS adjustment for Downstream	(584)	(784)	(191)
CCS earnings	4,897	1,177	3,297	+49
BASIC EARNINGS PER SHARE4

	Quarters
	Q1 2010	Q4 2009	Q1 2009
Earnings per share ($)	0.89	0.32	0.57
CCS earnings per share ($)	0.80	0.19	0.54
DILUTED EARNINGS PER SHARE4

	Quarters
	Q1 2010	Q4 2009	Q1 2009
Earnings per share ($)	0.89	0.32	0.57
CCS earnings per share ($)	0.80	0.19	0.54
SHARES4,5

	Millions
	Q1 2010	Q4 2009	Q1 2009
Weighted average number of shares as the basis for:
Basic earnings per share	6,126.5	6,124.3	6,121.6
Diluted earnings per share	6,132.8	6,132.0	6,124.5

Basic shares outstanding at the end of the period	6,126.9	6,122.3	6,124.9

[1]	Q1 on Q1 change.

[2]	Includes gains/(losses) on sale of assets.

[3]	Includes inventory movements.

[4]	See Notes 1, 2 and 6, where applicable.

[5]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Royal Dutch Shell plc     10
SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 5)

	$ million
	March 31, 2010	Dec 31, 2009	March 31, 2009
Assets
Non-current assets:
Intangible assets	5,296	5,356	4,961
Property, plant and equipment	133,669	131,619	113,255
Equity-accounted investments	31,751	31,175	28,516
Investments in securities	3,832	3,874	4,092
Deferred tax	4,563	4,533	3,464
Pre-paid pension costs	9,705	10,009	5,575
Other	8,350	9,158	6,976
	197,166	195,724	166,839

Current assets:
Inventories	28,714	27,410	21,404
Accounts receivable	62,874	59,328	77,116
Cash and cash equivalents	8,448	9,719	15,961
	100,036	96,457	114,481

Total assets	297,202	292,181	281,320

Liabilities
Non-current liabilities:
Debt	34,889	30,862	18,341
Deferred tax	14,184	13,838	12,778
Retirement benefit obligations	5,925	5,923	5,463
Other provisions	13,535	14,048	12,444
Other	4,579	4,586	3,642
	73,112	69,257	52,668

Current liabilities:
Debt	2,422	4,171	6,693
Accounts payable and accrued liabilities	65,603	67,161	81,554
Taxes payable	12,504	9,189	9,849
Retirement benefit obligations	405	461	386
Other provisions	3,419	3,807	2,229
	84,353	84,789	100,711

Total liabilities	157,465	154,046	153,379

Equity attributable to Royal Dutch Shell plc shareholders	138,010	136,431	126,434

Minority interest	1,727	1,704	1,507
Total equity	139,737	138,135	127,941

Total liabilities and equity	297,202	292,181	281,320

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SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

	Quarters
$ million	Q1 2010	Q4 2009	Q1 2009
Cash flow from operating activities:
Income for the period	5,566	2,011	3,516
Adjustment for:
- Current taxation	4,114	3,409	1,844
- Interest (income)/expense	231	390	330
- Depreciation, depletion and amortisation	2,926	3,748	3,090
- Net (gains)/losses on sale of assets	(223)	(415)	(147)
- Decrease/(increase) in net working capital	(5,630)	1,253	(365)
- Share of profit of equity-accounted investments	(1,646)	(1,767)	(928)
- Dividends received from equity-accounted investments	1,544	1,691	977
- Deferred taxation and other provisions	293	(938)	365
- Other	347	(421)	141
Cash flow from operating activities (pre-tax)	7,522	8,961	8,823

Taxation paid	(2,740)	(3,301)	(1,264)

Cash flow from operating activities	4,782	5,660	7,559

Cash flow from investing activities:
Capital expenditure	(5,247)	(7,506)	(5,985)
Investments in equity-accounted investments	(625)	(653)	(436)
Proceeds from sale of assets	366	520	204
Proceeds from sale of equity-accounted investments	31	1,146	17
(Additions to)/proceeds from sale of securities	(7)	(37)	6
Interest received	38	96	101
Cash flow from investing activities	(5,444)	(6,434)	(6,093)

Cash flow from financing activities:
Net (decrease)/increase in debt with maturity period within three months	150	(816)	(3,588)
Other debt: New borrowings	4,207	461	6,884
Repayments	(1,947)	(477)	(1,386)
Interest paid	(518)	(292)	(262)
Change in minority interest	(12)	20	12
Dividends paid to:
- Royal Dutch Shell plc shareholders	(2,555)	(2,613)	(2,405)
- Minority interest	(39)	(27)	(30)
Treasury shares:
- Net sales/(purchases) and dividends received	118	(43)	136
Cash flow from financing activities	(596)	(3,787)	(639)
Currency translation differences relating to cash and cash equivalents	(13)	5	(54)
(Decrease)/increase in cash and cash equivalents	(1,271)	(4,556)	773

Cash and cash equivalents at beginning of period	9,719	14,275	15,188

Cash and cash equivalents at end of period	8,448	9,719	15,961

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EQUITY (SEE NOTE 5)

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Income for the period	—	—	—	5,481	5,481	85	5,566
Other comprehensive income	—	—	(1,619)	—	(1,619)	(5)	(1,624)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	—	—	(18)	(18)
Dividends paid	—	—	—	(2,555)	(2,555)	(39)	(2,594)
Treasury shares: net sales/(purchases) and dividends received	—	295	—	—	295	—	295
Share-based compensation	—	—	(145)	122	(23)	—	(23)
At March 31, 2010	527	(1,416)	8,218	130,681	138,010	1,727	139,737

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	3,488	3,488	28	3,516
Other comprehensive income	—	—	(2,072)	—	(2,072)	(84)	(2,156)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—		—	12	12
Dividends paid	—	—	—	(2,405)	(2,405)	(30)	(2,435)
Treasury shares: net sales/(purchases) and dividends received	—	136	—	—	136	—	136
Share-based compensation	—	—	(57)	59	2	—	2
At March 31, 2009	527	(1,731)	1,049	126,589	126,434	1,507	127,941
Contacts:
- Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 713 241 1042
- Media: Europe: + 31 (0)70 377 3600

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EXPLANATORY NOTES
1. Accounting policies and basis of presentation
The quarterly financial report and tables are prepared in accordance with the accounting policies set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2009 on pages 101 to 106. The accounting policies are in accordance with IFRS as adopted by the European Union.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment of a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Downstream segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Shell’s results of operations and is a measure to manage the performance of the Downstream segment but is not a measure of financial performance under IFRS.
On this basis, the purchase price of the volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
4. Segmental reporting
Upstream and Downstream results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results.
5. Equity
Total equity comprises equity attributable to Royal Dutch Shell plc shareholders and to minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve and other accumulated comprehensive income (currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges).
6. Earnings per share
Basic earnings per share is calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the period by the weighted average number of Class A and B ordinary shares outstanding during the period. To calculate the diluted earnings per share the weighted average number of shares outstanding is adjusted for the number of shares related to share option schemes.
7. Impacts of Accounting for Derivatives
IFRS requires derivative instruments to be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is also reported as an identified item in the quarterly results.

Royal Dutch Shell plc     14
CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
Second quarter 2010 results and second quarter 2010 dividend, are scheduled to be announced on July 29, 2010. Third quarter 2010 results and third quarter 2010 dividend, are scheduled to be announced on October 28, 2010. The 2010 Annual General Meeting will be held on May 18, 2010.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investors and www.sec.gov). These factors should also be considered by the reader. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, April 28, 2010. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
April 28, 2010